

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 6, 2009

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Matt Buckels, Manager and Director
EquityPoint, LLC Fund I Series
1800 Washington Avenue
Vincennes, IN 47591

Re: EquityPoint, LLC Fund I Series
Form 1-A/A Filed April 22, 2009
File No.: 24-10220

Dear Mr. Buckels:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of the comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

<u>Projected Cash Flow, page 19</u>

1. We note your revised disclosure and response to prior comment two of our letter dated March 3, 2009. We reissue the comment, in part. See also prior comment three from our letter dated December 31, 2008. Please revise your discussion of "Financial Projections," "Profit and Loss," and "Projected Cash Flow" to address the assumptions and limitations of your projections. As non-exclusive examples, disclose that there can be no assurance that you will be able to qualify or obtain loans "[i]n accordance with Bank of America's Commercial Real Estate lending

policies," or at all, and provide the basis for the assertion that it is "more likely" that you will be able to sell any properties you buy for a profit instead of at a loss.

Risk Factors, page 7

Liabilities will be deemed limited to the series, page 11

2. In the last sentence of the risk factor, please revise to clarify the statement that obligations shall be enforceable against "the assets of such series only and not against the assets of such series."

Closing Comments

As appropriate, please amend your offering statement in response to the comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare
Services

cc: Jillian Ivey Sidoti, Esq.
Facsimile: 951-602-6049